

16021776

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SEC Mail Processing Section
AUG 18 2016
Washington DC
408

# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33438 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/15 AND ENDING 06/30/16
MM/DD/YYY MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BRAINTREE HILL OFFICE PARK, SUITE 105
(No. and Street)

| BRAINTREE | MA | 02184 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY P. CAHILL 781-535-6083
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

| 11 VANDERBILT AVENUE SUITE 220 | NORWOOD | MA | 02062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, TIMOTHY P. CAHILL ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS SECURITIES CORPORATION , as of JUNE 30 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



Signature

PRESIDENT President

Title



Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COMPASS SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## JUNE 30, 2016

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Compass Securities Corporation

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Compass Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Compass Securities Corporation's financial statements. The supplemental information is the responsibility of Compass Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, computation

of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.



Norwood, Massachusetts
July 18, 2016

**COMPASS SECURITIES CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**

**30-Jun-16**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 194,127 |
| Receivable from non-customers | | 17,000 |
| Other assets | | - |
| | $ | 211,127 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | $ | 26,348 |
| | | |
| Stockholder's equity: | | |
| | | |
| Common stock, no par value, authorized 15,000 shares 100 shares issued and outstanding | | 3,000 |
| Retained earnings | | 181,779 |
| Total stockholder's equity | | 184,779 |
| | | |
| | $ | 211,127 |

The accompanying notes are an integral part of these financial statements.

**COMPASS SECURITIES CORPORATION**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED JUNE 30, 2016**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 10,890,265 |
| Interest and dividends | 981 |
| Other income | 83,511 |
| | 10,974,757 |
| Expenses: | |
| Employee compensation and benefits | 409,316 |
| Commission expense | 10,036,536 |
| Occupancy | 50,400 |
| Other expenses | 462,463 |
| | 10,958,715 |
| Income before income taxes | 16,042 |
| Provision for income taxes | 8,519 |
| Net income | $ 7,523 |

The accompanying notes are an integral part of these financial statements.

## COMPASS SECURITIES CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED JUNE 30, 2016

| | Common Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| Balance at July 1, 2015 | $ 3,000 | $ 174,256 | $ 177,256 |
| Net income | - | 7,523 | 7,523 |
| Balance at June 30, 2016 | $ 3,000 | $ 181,779 | $ 184,779 |

The accompanying notes are an integral part of these financial statements.

**COMPASS SECURITIES CORPORATION**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED JUNE 30, 2016**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 7,523 |
| Adjustments to reconcile net income | |
| to net cash provided by operating activities: | - |
| (Increase) decrease in operating assets | |
| Receivable from broker-dealers and clearing organizations | 0 |
| Receivable from non-customers | 0 |
| Other Assets | |
| Increase (decrease) in operating liabilities | |
| Accounts payable, accrued expenses and other liabilities | (180,816) |
| Income taxes payable | 0 |
| Total adjustments | (180,816) |
| Net cash from operating activities | (173,293) |
| Cash flows from investing activities | |
| None | - |
| Cash flows used in financing activities | |
| None | - |
| Decrease in cash | (173,293) |
| Cash at beginning of the year | 367,420 |
| Cash at end of the year | $ 194,127 |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ 6,176 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2016

## NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Revenue Recognition:

The Company recognizes commission income in the year it is earned. The related commission expense is also recorded in the year it is incurred.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Income Taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

## NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its affiliate company, Compass Capital Corporation, (CCC). The related party charged $76,800 for these services for the fiscal year ending June 30, 2016. At June 30, 2016 the Company owed $0 to CCC.

The Company also receives administrative and management consulting services from its parent company, Compass Holding Group Inc., (CHGI). The related party charged $213,699 for these services for the fiscal year ending June 30, 2016. At June 30, 2016 the Company owed $0 to CHGI. Since these companies are related entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

## NOTE 3 – INCOME TAXES

Income tax expense consisted of the following:

| | |
|---|---|
| Current tax expense | |
| Federal | $ 3,460 |
| State | 5,059 |
| | $ 8,519 |

## NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $182,879, which was $177,879 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1.

## NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## NOTE 5 - CONCENTRATIONS OF CREDIT RISK (continued)

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 6 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

## NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2016, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

## NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 18, 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

# COMPASS SECURITIES CORPORATION

## SUPPLEMENTARY SCHEDULES

## JUNE 30, 2016

**SCHEDULE I**

**COMPASS SECURITIES CORPORATION**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**30-Jun-16**

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS: | | |
| Accounts payable and accrued expenses | $ 26,348 | |
| | | |
| NET CAPITAL: | | |
| Common stock | | $ 3,000 |
| Retained earnings | | 181,779 |
| | | 184,779 |
| ADJUSTMENTS TO NET CAPITAL: | | |
| Receivable from non-customers | | (1,900) |
| Other assets | | 0 |
| Net capital, as defined | | $ 182,879 |
| NET CAPITAL REQUIREMENT | | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | | $ 177,879 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .14 to 1 |

Reconciliation with Company's computation of net capital:

| | |
|---|---|
| Net capital as reported in Company's Part IIA (unaudited) Focus Report | $ 182,879 |
| Net audit adjustments | |
| Increase in non-allowables and haircuts | - |
| Net capital per above | $ 182,879 |

## NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its affiliate company, Compass Capital Corporation, (CCC). The related party charged $76,800 for these services for the fiscal year ending June 30, 2016. At June 30, 2016 the Company owed $0 to CCC.

The Company also receives administrative and management consulting services from its parent company, Compass Holding Group Inc., (CHGI). The related party charged $213,699 for these services for the fiscal year ending June 30, 2016. At June 30, 2016 the Company owed $0 to CHGI. Since these companies are related entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

## NOTE 3 – INCOME TAXES

Income tax expense consisted of the following:

| | |
|---|---|
| Current tax expense | |
| Federal | $ 3,460 |
| State | 5,059 |
| | $ 8,519 |

## NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $182,879, which was $177,879 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1.

## NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## NOTE 5 - CONCENTRATIONS OF CREDIT RISK (continued)

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 6 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

## NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2016, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

## NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 18, 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

# COMPASS SECURITIES CORPORATION

## SUPPLEMENTARY SCHEDULES

## JUNE 30, 2016

**SCHEDULE I**

**COMPASS SECURITIES CORPORATION**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**30-Jun-16**

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS: | | |
| Accounts payable and accrued expenses | $ 26,348 | |
| | | |
| NET CAPITAL: | | |
| Common stock | | $ 3,000 |
| Retained earnings | | 181,779 |
| | | 184,779 |
| ADJUSTMENTS TO NET CAPITAL: | | |
| Receivable from non-customers | | (1,900) |
| Other assets | | 0 |
| Net capital, as defined | | $ 182,879 |
| NET CAPITAL REQUIREMENT | | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | | $ 177,879 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .14 to 1 |

Reconciliation with Company's computation of net capital:

| | |
|---|---|
| Net capital as reported in Company's Part IIA (unaudited) Focus Report | $ 182,879 |
| Net audit adjustments | |
| Increase in non-allowables and haircuts | - |
| Net capital per above | $ 182,879 |